DYAX CORP.

300 Technology Square
Cambridge, MA 02139

March 30, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Dyax Corp.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 0-24537

Dear Mr. Riedler:

On behalf of Dyax Corp. (“Dyax” or the “Company”), please find below response to the comment provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated March 25, 2010 (the “Letter”), relating to Dyax’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 15, 2009 (the “Proxy”, together with the Form 10-K the “Reports”).  Set forth below is the Staff’s comment followed by the Company’s response.  The response is keyed to the numbering of the comment in the Letter and appears following the comment, which is restated below.

Schedule 14A

Annual Bonus, page 22

1.                                       We note your response that, “several of the Company’s goals, including those that appear quantifiable were not considered by the Compensation Committee in their determination of the 2009 annual bonuses.”  Regardless of whether these goals were ultimately considered by the Committee, please expand your disclosure to include all individual and corporate performance objectives that were initially set for each named executive officer and the extent to which those goals were achieved.

RESPONSE:

The Company acknowledges the Staff’s further comment and respectfully submits the following revised draft disclosure, which is set forth below in substantially the form it intends to include in its 2010 proxy statement.

Annual Bonus

Our Compensation Committee has the authority and discretion to award annual cash bonuses to our executive officers.  The purpose of this bonus program is to provide an incentive for our executive officers to achieve the annual corporate and individual performance objectives developed from our annual business review and adjusted during the course of the year to reflect changes in our operating plans and strategy.  Our annual cash bonus program is a key element of annual performance compensation for our executive officers.  The annual bonus program is structured to provide competitive bonus opportunities to our executives so that we retain our existing executives and are positioned to compete for highly talented executives.

In the first quarter of each year, the Compensation Committee establishes a target bonus amount for each executive officer.  This amount is calculated as a percentage of the officer’s base salary.  The target bonus amount is reviewed on an annual basis and revised as necessary to realign bonuses with competitive market compensation paid to similarly situated executives in our identified peer group and also to properly address individual responsibilities and experience.  The extent to which these target amounts were achieved is based primarily upon an assessment of each named executive officer’s achievement of corporate and individual performance goals.  The table below sets forth the target bonus amount (as a percentage of base salary) for each of our named executive officers for 2009, as well as the proportion of their target bonus amount that is based on the achievement of corporate and individual performance goals.

Named Executive Officer	Target Bonus Amount (% of Base Salary)	Proportion of Target Bonus Amount Based on Corporate Performance	Proportion of Target Bonus Amount Based on Individual (Departmental) Performance

Gustav Christensen	50.0%	100.0%	0.0%

Ivana Magovčević-Liebisch	37.5%	50.0%	50.0%

George Migausky	37.5%	50.0%	50.0%

William Pullman	37.5%	50.0%	50.0%

Notwithstanding the target bonus amounts set in the first quarter of each year, the Compensation Committee retains full discretion to adjust the target bonus amounts upwards for exceptional performance, and to otherwise adjust bonuses upwards or downwards to respond to changes in competitive compensation or other factors not measured by corporate or individual performance in any given year.

We score corporate performance for the purpose of compensation determinations based upon a level of performance (a score of 100%) that is presumed to reflect a solid year in which most of the annual objectives, and particularly high priority objectives, are met.  With regard to the likelihood of achieving annual corporate objectives, for compensation purposes, we set the objectives at a level reasonably expected to be achieved with a good level of performance.  The Compensation Committee exercises discretion in weighting the relative importance of the key annual objectives and determining the achievement of them, and considers the specific recommendations of the Chief Executive Officer in these matters.  To the extent that the Compensation Committee determines that actual corporate performance exceeded expected performance levels, the Committee can exercise its discretion and establish a corporate performance score in excess of 100%.

In 2009, our strategic business objectives focused on (i) the development of our lead product candidate, known as DX-88, including presenting at and securing a positive recommendation from the FDA Advisory Panel in February 2009, responding to the FDA’s complete response letter of March 2009 and obtaining approval to market DX-88 as KALBITOR for HAE in December 2009; (ii) progressing our research and development pipeline and (iii) expanding our licensing and funded research program (LFRP), as well as on the achievement of general corporate and financial goals.  In line with this strategic focus, our corporate goals for 2009 were as follows:

•                  Secure FDA approval of KALBITOR® for acute attacks of hereditary angioedema (HAE).

•                  Complete preparations necessary to allow for commercial launch within 60 days following FDA approval.

•                  Refocus and realign corporate organization and goals.

•                  Define and implement a full commercial compliance program.

•                  Complete all activities necessary for the initiation of a compassionate use program for DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Advance the filing for marketing authorization of DX-88 for HAE in Europe, including securing approval for the Pediatric Investigational Plan (PIP) which is a requirement for filing.

•                  Progress licensing / collaboration negotiations for the development of DX-88 for HAE outside North America.

•                  Secure additional $15 million in LFRP-related debt financing.

•                  Achieve an increase of 2009 LFRP cash receipts to approximately $20 million to support payment of all LFRP-related debt obligations.

•                  Maintain adequate liquidity to support forecasted business operations through 2010.

For 2009, the Compensation Committee reviewed corporate performance for the purpose of calculating the corporate component of the annual performance bonus for the named executive officers.  Factors considered by the Compensation Committee in scoring our corporate performance in 2009 were as follows:

•                  In December 2009, DX-88 was approved by the FDA, under the brand name KALBITOR, for the treatment of acute attacks of hereditary angioedema (HAE) in patients ages 16 and older.

•                  Dyax planned and implemented all activities necessary for the commercial launch of KALBITOR on February 1, 2010.

•                  In March 2009, Dyax successfully completed a business restructuring and reduction in force intended to focus resources on the commercialization of KALBITOR, resulting in an estimated $18 million in annualized savings.

•                  Dyax defined and implemented a full commercial compliance program in 2009 for the commercial launch of KALBITOR.

•                  During 2009, Dyax completed all activities necessary for the initiation of a compassionate use clinical study of DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Dyax received a positive opinion from the European Medicines Agency (EMEA) for its pediatric investigation plan (PIP), which will allow Dyax to complete its filing for marketing authorization of DX-88 for HAE in Europe.

•                  Dyax secured an additional $15 million in LFRP-related debt financing from Cowen Healthcare Royalty Partners.

•                  Dyax generated approximately $20 million of cash receipts under the LFRP, allowing for payment of all LFRP-related debt obligations from current LFRP cash receipts.

•                  Dyax significantly exceeded its forecasted liquidity targets to support business operations through 2010.

Although each of the factors listed above were considered by the Compensation Committee, the Committee determined that the significance of the achievement of FDA approval of KALBITOR and the successful preparation for its commercial launch outweighed all other factors.  The Committee also considered the examples of two other peer group companies that had paid higher bonuses for the years in which they had product approvals.  Based upon these considerations, the Compensation Committee determined that the corporate performance score for 2009 should be 140% of the target amount.

As noted above, in establishing the annual bonus award for each of our named executive officers other than the Chief Executive Officer, the Compensation Committee also considers individual performance of each such executive.  The level of performance is determined based primarily upon the recommendations of the Chief Executive Officer, who independently evaluates each such executive’s performance based upon certain key objectives and goals that relate to the functional department for which he or she is responsible.  While achievement against theses goals is given substantial weight in scoring the individual performance of our named executive officers, consideration may also be given to certain subjective performance criteria, including leadership, management, judgment and decision making skills, results orientation and communication.

The following is a summary of the key objectives and goals for each named executive officer (other than the Chief Executive Officer) for 2009:

Ivana Magovčević-Liebisch

•      Define and implement a full commercial compliance program to support launch of KALBITOR.

•      Ensure continued legal compliance with all relevant SEC, FDA and other regulations.

•      Negotiate and implement commercial distribution agreements for KALBITOR necessary for launch of KALBITOR within 60 days following FDA approval.

•      Execute investor relations and corporate communications activities to support approval and launch of KALBITOR.

•      Provide proactive legal support for current and future business development initiatives, focusing on LFRP and DX-88 partnerships outside of North America.

•      Provide proactive legal support in connection with FDA approval and launch of KALBITOR.

•      Secure an additional $15 million in LFRP-related debt financing.

George Migausky

•      Define and implement commercial compensation program for field-based employees necessary for launch of KALBITOR within 60 days following FDA approval.

•      Define and implement commercial IT functions (including inventory management and order processing) necessary for launch of KALBITOR within 60 days following FDA approval.

•      Ensure continued financial compliance with all relevant SEC and other regulations.

•      Proactively manage budget to maximize current liquidity.

•      Define and implement enhanced financial reporting systems for commercial sales of KALBITOR and related government price reporting within 60 days following FDA approval.

William Pullman

•      Secure FDA approval of KALBITOR for acute attacks of HAE.

•      Advance the filing for marketing authorization of DX-88 for HAE in Europe, including securing approval for the Pediatric Investigational Plan.

•      Define and implement a strategic medical affairs plan for the KALBITOR franchise.

•      Provide proactive technical support for current and future business development initiatives.

•      Complete all activities necessary for the initiation of a compassionate use clinical study of DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•      Define and implement commercial supply chain system necessary for launch of KALBITOR within 60 days following FDA approval.

•      Provide proactive development support and development plans for pipeline candidates.

As is the case for corporate performance, these departmental objectives and goals were set at a level that is reasonably likely to be achieved with a good level of performance.  Performance ratings are established by the Chief Executive Officer in accordance with a performance scale, under which target performance is scored at 100%.  To the extent that the Chief Executive Officer determines that the actual performance of an individual executive exceeded expected performance levels against departmental goals, he can recommend an individual performance in excess of 100%.  The recommended performance rating for each named executive officer other than the Chief Executive Officer is then reviewed by the Compensation Committee, and the Committee determines the final amount of each named executive officer’s bonus.

For 2009, our Chief Executive Officer determined that all of the key objectives and goals for each of the named executive officers listed above had been fully achieved.  Consequently, rather than establishing individual performance ratings, he recommended to the Compensation Committee that the individual component of executive officer performance should be determined on the same basis as the Company’s corporate performance because the key achievements of successful approval and preparation for launch of KALBITOR in 2009 had required substantial support from all departments of the Company.  After considering this recommendation, the Compensation Committee determined that the individual performance score for each named executive officer (other than the Chief Executive Officer) should be the same as the corporate performance score, or 140%.

Calculation of Annual Performance Bonus Amounts.  For our Chief Executive Officer, the target bonus amount is calculated based entirely on our annual corporate performance score.  For our other named executive officers, the target bonus amount is based equally (50 / 50) on our annual corporate performance score and the executive’s individual performance score.

For 2009, as a result of the Compensation Committee’s decision to establish a single score of 140% for corporate performance and for the individual performance of each named executive officer (other than the Chief Executive officer), the bonus for each named executive officer was calculated as follows:

Named Executive Officer	2009 Annual Salary (A)	Target Bonus (B)	Proportion of Target Bonus Based on Corporate Performance (C)	Corporate Performance Score (D)	Proportion of Target Bonus Based on Individual (Departmental) Performance (E)	Individual (Departmental) Performance Score (F)	2009 Bonus(1)

Gustav Christensen	$500,000	50.0%	100.00%	140.00%	0.00%	0.00%	$350,000

Ivana Magovčević-Liebisch	$365,650	37.5%	50.00%	140.00%	50.00%	140.00%	$191,966

George Migausky	$334,750	37.5%	50.00%	140.00%	50.00%	140.00%	$175,744

William Pullman	$334,750	37.5%	50.00%	140.00%	50.00%	140.00%	$175,744

(1)   All bonuses were calculated based upon the following formula: (A)*(B) *[(C)*(D) + (E)*(F)].

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/ George Migausky

George Migausky
Chief Financial Officer

cc:	Ivana Magovcevic-Liebisch, Executive Vice President Corporate Development and General Counsel Dyax Corp.

Stacie S. Aarestad, Partner
Edwards Angell Palmer & Dodge LLP

James M. Connolly, Partner
PricewaterhouseCoopers LLP